Form NRSRO Exhibit #9
Certain information regarding the credit rating agency's designated compliance officer.

WILLIAM C. HORNE

EMPLOYMENT HISTORY

EGAN-JONES RATINGS CO., Haverford, PA — **2015 - Present**
Designated Compliance Officer

CONSULTANT, Alpharetta, GA — **2012 - 2015**

CALDWELL & ORKIN, INC., Norcross, GA — **1996 - 2012**
Chief Compliance Officer (RIA), 1998 to 2012

THE CALDWELL & ORKIN FUNDS, INC.
Chief Compliance Officer (RIC), 2004 to 2012

SIVACO/NATIONAL WIRE GROUP, Atlanta, GA — **1994 - 1996**
Corporate Financial Analyst

WIRE & CABLE SPECIALTIES CORPORATION, Norcross, GA — **1992 - 1994**
Financial Consultant

ATEX, INC., Boston, MA — **1985 - 1992**
Operations Controller, U.S. Subsidiary

KEYCOM ELECTRONIC PUBLISHING, Schaumburg, IL — **1981 - 1985**
Managing Editor - Videotex

POST-SECONDARY EDUCATION

VANDERBILT UNIVERSITY, Nashville, TN — **1980**
B.A. Psychology, minors in Russian Language and East Asian History.

EMPLOYMENT STATUS WITH THE NRSRO

Full-Time